06019038

RECEIVED

2006 DEC -7 P 2:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

December 4, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 148/2006**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III and IV) in November 2006.
  Date: December 4, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

Enclosure

dw 12/7

Summary Translation Letter
To the Stock Exchange of Thailand
December 4, 2006

AIS-CP 148/2006

December 4, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in November 2006.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	14,000,000	8,467,200	8,999,500	9,686,700*
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	44.620	40.349	86.453	101.737
Exercise Ratio (warrant : common share)	1 : 1.07512		1 : 1.06173	1:1.04841
Maturity of Warrants	5 years from the issuing date			

*Total number of ESOP warrants Grant 4 to be issued and offered is 9,794,800 units, however they are allotted 9,686,700 units to directors and employees.

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III, IV) in November 2006 as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	248,800	69,100	-	-
No. of remaining unexercised warrants (units)	679,600	2,061,100	8,147,000	9,686,700
No. of shares derived from this exercise (shares)	267,489	74,288	-	-
No. of remaining shares reserved for warrants (shares)	720,122	2,178,063	8,520,790	10,116,900

RECEIVED

2006 DEC -7 P 2:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 21, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 146/2006**

  Subject: Notification of the Book Closing for Interest Payment of Debenture of the Company (AIS073A).

  Date: November 21, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anan Chatngoenngam

Compliance Manager

Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 21, 2006

AIS-CP 146/2006

November 21, 2006

Subject: Notification of the Book Closing for Interest Payment of Debenture of the Company (AIS073A)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. ISO-IVS. 06/3854 of Thai Military Bank Plc. On November 21, 2006.

Advanced Info Service Public Company Limited (the "Company") would like to inform you that the Company will close the registered book for interest payment of debenture of the Company (AIS073A), the details are shown in the referenced letter.

Reference Letter

ISO.IVS.06/3854

November 21, 2006

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS073A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2002, DUE 2007 would like to announce that the registered book of AIS073A will be closed from 12.00 on December 7, 2006 for the right to receive the interest for the period # 19. AIS073A will be paid the interest on December 21, 2006 with interest rate 5.25 % from the period of September 21, 2006 to December 20, 2006 for 91 days.